UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                  For the fiscal year ended December 31, 2004

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

                         Commission file number 0-17071

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

                          First Merchants Corporation
                            Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                          First Merchants Corporation
                            200 East Jackson Street
                             Muncie, Indiana 47305

               First Merchants Corporation Retirement Savings Plan
                              EIN 35-1544218 PN 002

                  Accountants' Report and Financial Statements
                           December 31, 2004 and 2003

                           First Merchants Corporation
                             Retirement Savings Plan
                           December 31, 2004 and 2003

Contents

  Independent Accountants' Report..............................................1

  Financial Statements

    Statements of Net Assets Available for Benefits............................2

    Statements of Changes in Net Assets Available for Benefits.................3

    Notes to Financial Statements..............................................4

  Supplemental Schedule

    Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
      at End of Year...........................................................9

  Exhibit

    Exhibit 23, Consent of Independent Registered Public Accounting Firm......10

  Signature...................................................................11

                             [LETTERHEAD OF BKD LLP]

Administrative Committee
First Merchants Corporation
  Retirement Savings Plan
Muncie, Indiana

We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation Retirement Savings Plan (Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years ended December 31, 2004 and 2003 in conformity with U. S. generally accepted accounting principles.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ BKD, LLP

Indianapolis, Indiana
April 26, 2005

Federal Employer Identification Number:  44-0160260

                           First Merchants Corporation
                             Retirement Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003

                                                         2004           2003
                                                     ---------------------------

Assets

   Investments
       Common stock                                  $  1,030,460   $    619,177
       Mutual funds                                    19,364,358     15,705,757
       Collective investment fund                       1,189,461      1,222,302
       Money market funds                                 513,096        433,587
                                                     ------------   ------------
           Total investments                           22,097,375     17,980,823

   Accrued Income Receivable                                9,924            353

   Cash                                                    60,744          1,464
                                                     ------------   ------------
           Total assets                                22,168,043     17,982,640

Liabilities
   Excess contributions refund                             15,042             --
                                                     ------------   ------------

Net Assets Available for Benefits                    $ 22,153,001   $ 17,982,640
                                                     ============   ============


See Notes to Financial Statements                                              2

                           First Merchants Corporation
                             Retirement Savings Plan
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2004 and 2003

                                                          2004          2003
                                                      --------------------------

Investment Income
   Net appreciation in fair value of investments      $  1,701,917  $  2,725,365
   Interest and dividends                                  627,209       335,636
                                                      ------------  ------------
        Net investment income                            2,329,126     3,061,001
                                                      ------------  ------------

Contributions
   Participants                                          1,554,532     1,415,358
   Employer                                                241,128       220,350
   Rollovers                                               754,966        60,813
   Transfer from another plan                              220,791       413,545
                                                      ------------  ------------
                                                         2,771,417     2,110,066
                                                      ------------  ------------

        Total additions                                  5,100,543     5,171,067

Deductions - benefits paid to participants                 930,182     1,015,584
                                                      ------------  ------------

Net Increase                                             4,170,361     4,155,483

Net Assets Available for Benefits, Beginning of Year    17,982,640    13,827,157
                                                      ------------  ------------

Net Assets Available for Benefits, End of Year        $ 22,153,001  $ 17,982,640
                                                      ============  ============


See Notes to Financial Statements                                              3

                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2004 and 2003

Note 1: Description of Plan

            The following description of First Merchants Corporation Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

      General

            The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Merchants Trust Company is the trustee of the Plan. PrimeVest Financial Services is the custodian for a majority of the Plan's assets.

      Contributions

            The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to the limit allowed by the Internal Revenue Code. Employee rollover contributions are also permitted. The Corporation makes matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation. Company profit-sharing contributions are discretionary as determined by the Company's Board of Directors. Contributions are subject to certain limitations.

            The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer 3% of eligible compensation unless the participant made an affirmative election otherwise.

      Participant Investment Account Options

            Investment account options available include various funds including a Corporation common stock fund. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

      Participant Accounts

            Each participant's account is credited with the participant's contribution, the Corporation's contribution and plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2004 and 2003

      Vesting

            Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation's contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after five years of credited service. The nonvested balance is forfeited upon termination of service. Forefeitures are used to reduce the Corporation's contribution.

      Payment of Benefits

            Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under circumstances provided by the Plan.

      Plan Termination

            Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

      Method of Accounting

            The accompanying financial statements are prepared on the accrual method of accounting.

      Use of Estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.

      Valuation of Investments and Income Recognition

            Quoted market prices, if available, are used to value investments. The Federated Capital Preservation Fund is carried at contract value. Money market funds are valued at cost, which approximates market. Investment in the Corporation's unrestricted common stock is valued at the quoted market price.

            Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2004 and 2003

      Plan Tax Status

            The Plan obtained its latest determination letter in September 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

      Payment of Benefits

            Benefit payments to participants are recorded upon distribution.

      Administrative Expenses

            Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

Note 3: Investments

            The Plan's investments are held by PrimeVest Financial Services, Inc. and the Corporation. The investment contract included in Plan assets may be subject to withdrawal charges upon contract termination. Crediting interest rates on the guaranteed interest portion of the investment contract are determined by the issuer. The Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

                                                                           2004

                                                                    Net
                                                               Appreciation     Fair Value
                                                               in Fair Value      at End
                                                                During Year       of Year
                                                               ----------------------------
Investments at estimated fair value as determined by quoted
   prices in an active market
    Common stock                                               $    107,194    $  1,030,460
    Mutual funds                                                  1,594,723      19,364,358

Investments at contract value
    Federated Capital Preservation Fund                                  --       1,189,461

Investments at cost, which approximates market
    Money market funds                                                   --         513,096
                                                               ------------    ------------

                                                               $  1,701,917    $ 22,097,375
                                                               ============    ============

                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2004 and 2003


                                                                                       2003

                                                                                Net
                                                                           Appreciation     Fair Value
                                                                           in Fair Value      at End
                                                                            During Year       of Year
                                                                           ----------------------------
            Investments at estimated fair value as determined by quoted prices in an active market
                Common stock                                               $     76,195    $    619,177
                Mutual funds                                                  2,649,170      15,705,757

            Investments at contract value
                Federated Capital Preservation Fund                                  --       1,222,302

            Investments at cost, which approximates market
                Money market funds                                                   --         433,587
                                                                           ------------    ------------

                                                                           $  2,725,365    $ 17,980,823
                                                                           ============    ============

            Interest and dividends realized on the Plan's investments for the years ended 2004 and 2003 were $627,209 and $335,636, respectively.

            Information on the Federated Capital Preservation Fund carried at contract value is as follows:

                                                         2004           2003
                                                     --------------------------

            Average yield                                   3.72%          4.50%
            Crediting interest rate at December 31          3.41%          4.02%
            Fair value                               $ 1,175,000    $ 1,262,000
                                                     -----------    -----------

            The fair values of individual investments that represented 5% or more of the Plan's assets were as follows:

                                                                                2004           2003
                                                                            --------------------------
            American Funds Amcap Fund                                       $ 3,524,022    $ 3,037,555
            Franklin Short-Intermediate U. S. Government Securities Fund      1,198,797      1,146,707
            Goldman Sachs Mid Cap Fund                                        2,050,028             --
            MFS Value Fund                                                    3,096,735      2,565,200
            Oppenheimer Main Street Income and Growth Fund                    1,651,649      1,337,599
            PIMCO Total Return Fund                                           1,918,245      1,892,358
            Oppenheimer Small Cap. Value Fund                                 1,487,941        989,621
            Federated Capital Preservation Fund (at contract value)           1,189,461      1,222,302
            American Century Equity Income Fund                                      --      1,394,376

                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2004 and 2003

Note 4: Party-in-Interest Transactions

            Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

            The Plan invests in First Merchants Corporation common stock. Activity at fair value was as follows:

                                                                 First Merchants
                                                                   Corporation
                                                                      Common
                                                                      Stock
                                                                 ---------------

            Balance, January 1, 2003                               $   397,275
                Changes                                                221,902
                                                                   -----------

            Balance, December 31, 2003                                 619,177
                Changes                                                411,283
                                                                   -----------

            Balance, December 31, 2004                             $ 1,030,460
                                                                   ===========

            The Corporation provides certain administrative services at no cost to the Plan.

Note 5: Plan Amendments

            In September 2003, employees of Frances Slocum Bank (Frances Slocum Bank & Trust Company Profit Sharing Plan) were added to the Plan, and assets of $413,545 were transferred into the Plan.

            In February 2004, participants of a Commerce National Bank subsidiary 401(k) plan were transferred into the Plan. Assets transferred totaled $220,791.

Note 6: Subsequent Events

            Effective March 1, 2005, the Plan was amended and restated to allow the employees of Lafayette Bank and Trust Company, Commerce National Bank, First Merchants Insurance Services and Indiana Title Insurance Company to become participants in the Plan. Approximately $10,500,000 was transferred into the Plan from these 401(k) plans and approximately 400 new participants were added to the Plan. The Plan's name was also changed to First Merchants Corporation Retirement Income and Savings Plan and the employer matching contribution changed to 50% of the first 6% of employees' eligible compensation. There were also additional employer contribution provisions added to the Plan.

                              Supplemental Schedule

                           First Merchants Corporation
                             Retirement Savings Plan
      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year
                                December 31, 2004
           Employer Identification Number: 35-1544218 Plan Number: 002

                              (b)                                     (c)                    (e)
                      Identity of Issue,                   Description of Investment
                     Borrower, Lessor, or                       Including Par or           Current
(a)                      Similar Party                           Maturity Value             Value
-----------------------------------------------------------------------------------------------------
      Common Stock
          *First Merchants Corporation                             36,412 shares         $  1,030,460
                                                                                         ------------

      Mutual Funds
          AIM Small Cap Equity Fund                                34,521 shares              441,875
          American Funds Amcap. Fund                              193,947 shares            3,524,022
          American High Income Trust Fund                          30,780 shares              388,134
          Federated Max-Cap Index Fund                             31,545 shares              769,692
          Fidelity Advisor International Capital
            Appreciation Fund                                       5,764 shares               97,005
          Franklin Short-Intermediate U. S. Government
            Securities Fund                                       117,760 shares            1,198,797
          Franklin Templeton Foreign Fund                          23,196 shares              285,316
          Goldman Sachs Mid Cap Fund                               61,729 shares            2,050,028
          ING Index Plus Mid Cap Fund                              33,980 shares              544,018
          MFS Value Fund                                          134,000 shares            3,096,735
          MFS Mid-Cap Growth Fund                                  81,195 shares              722,638
          Oppenheimer Main Street Income and Growth Fund           46,578 shares            1,651,649
          Oppenheimer Small Cap Value Fund                         47,599 shares            1,487,941
          PIMCO Foreign Bond Fund                                   5,297 shares               55,459
          PIMCO Total Return Fund                                 179,779 shares            1,918,245
          Putnam International Voyager Fund                        14,399 shares              351,059
          Putnam Small Cap Growth Fund                             36,209 shares              781,745
                                                                                         ------------
                                                                                           19,364,358
                                                                                         ------------

      Collective Investment Fund
          Federated Capital Preservation Fund                     118,946 shares            1,189,461
                                                                                         ------------

      Money Market Fund
          Federated Prime Cash Obligations Fund                   513,096 shares              513,096
                                                                                         ------------

                                                                                         $ 22,097,375
                                                                                         ============

*     Party-in-interest

                                   Exhibit 23

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement of First Merchants Corporation on Form S-8 (File Number 333-50484) of our report dated April 26, 2005, of our audit on the financial statements of First Merchants Corporation Retirement Savings Plan for the year ended December 31, 2004, which report is included in its Annual Report on Form 11-K.


/s/ BKD, LLP

BKD, LLP

Indianapolis, Indiana
June 27, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

        Date: 06/29/05    By: /s/ Kimberly J. Ellington
              --------        -------------------------
                                  Kimberly J. Ellington
                                  First Merchants Corporation
                                  Retirement Savings Plan